[Letterhead of Arnold & Porter LLP]

March 10, 2009

BY EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Michael Coco, Esq.

Special Counsel

Office of International Corporate Finance

Re:	Republic of Panama
Registration Statement under Schedule B (Filed on February 2, 2009)
File No. 333-157071

Form 18-K (Filed on September 30, 2008)
Form 18-K/A (Filed on February 13, 2009)
File No. 333-07558

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 18, 2009 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”) and Annual Report on Form 18-K (the “18-K”), as amended by Amendment No. 1 to the 18-K filed pursuant to Form 18-K/A (“Amendment No. 1 to the 18-K”, and together with the 18-K, the “Annual Report”). On behalf of the Republic of Panama (the “Republic”), we are responding to the Comment Letter, as set forth below.

The Annual Report has been revised in accordance with the Comment Letter. Amendment No. 2 to the 18-K filed pursuant to Form 18-K/A (“Amendment No. 2 to the 18-K”), reflecting such revisions, is being filed with the Securities and Exchange Commission simultaneously with this letter. Amendment No. 2 to the 18-K amends and restates in its entirety the text of Amendment No. 1 to the 18-K.

U.S. Securities and Exchange Commission

March 10, 2009

For ease of reference, each comment as it appears in the Comment Letter is reproduced below in bold italics, followed by the Republic’s response.

General

1.	Please update all statistics to provide the most recent data available.

In addition to updated financial, economic and statistical information contained in Amendment No. 1 to the 18-K, the Republic has further updated its disclosure in accordance with the Staff’s comment. The statistical information provided in Amendment No. 2 to the 18-K represents the most recent data available to the Republic. Specifically:

•

the Republic’s gross domestic product (“GDP”) information included in the second, third, fourth and fifth paragraphs under the heading “The Economy” on page 2 of Amendment No. 2 to the 18-K , as well as the updated GDP tables on pages 3, 4, 5 and 6 of Amendment No. 2 to the 18-K, has been updated through year-end 2008;

•	the Republic’s international reserve figures on page 10 of Amendment No. 2 to the 18-K have been updated through year-end 2008;

•	the Republic’s scheduled amortizations for public sector external debt for 2009 though 2036 on page 13 of Amendment No. 2 to the 18-K have been updated; and

•	the Republic’s export statistics on page 15 of Amendment No. 2 to the 18-K have been updated through year-end 2008;

2.	Where appropriate, please discuss the potential effects that the current global economic crisis may have on Panama’s economy. For example, discuss how the global financial environment could potentially affect the commerce, transportation and communications, or construction sectors, the Colón Free Zone, or the Panama Canal. Additionally, please discuss any measures that Panama has planned or implemented to prevent potential adverse effects from the global economic crisis, including the recent establishment of the Directive Council of the Financial Stimulus Program.

U.S. Securities and Exchange Commission

March 10, 2009

We refer the Staff to the following items in Amendment No 1 to the 18-K which are responsive to this comment:

•

the first paragraph under the heading “Recent Governmental Initiatives” on page 1 of Amendment No. 1 to the 18-K (page 1 of Amendment No. 2 to the 18-K), which describes a transaction aimed at stabilizing the cost of electricity to consumers in 2009;

•

the second paragraph under the heading “Recent Governmental Initiatives” on page 1 of Amendment No. 1 to the 18-K (page 1 of Amendment No. 2 to the 18-K), which discusses the creation of the Financial Incentive Program;

•

the first paragraph under the heading “The Economy” on page 2 of Amendment No. 1 to the 18-K (page 2 of Amendment No. 2 to the 18-K), which discusses generally the potential effects that the current global economic crisis may have on Panama’s economy;

•

the first paragraph under the Inflation table on page 5 of Amendment No. 1 to the 18-K (page 7 of Amendment No. 2 to the 18-K), which discusses the short-term positive impact on the Republic of the decreased price of oil and other commodities; and

•

the second, third and fourth paragraphs under the heading “The Panama Canal” on page 13 of Amendment No. 1 to the 18-K (page 17 of Amendment No. 2 to the 18-K), which discuss how the current global economic crisis has affected, and may continue to affect, the Canal’s toll revenues, transits and tonnage of cargo.

In addition, the Republic has revised its disclosure in accordance with the Staff’s comment as follows:

•

the Republic has updated the disclosure in the second paragraph under the heading “Recent Governmental Initiatives” on page 1 of Amendment No. 2 to the 18-K, which discusses the establishment of the Directive Council of the Financial Incentive Program; and

U.S. Securities and Exchange Commission

March 10, 2009

•

the Republic has updated the disclosure in the second, third, fourth and fifth paragraphs under the heading “The Economy” on page 2 of Amendment No. 2 to the 18-K, which includes GDP information through year-end 2008 for key sectors of the Republic’s economy, as well as discussion concerning how the global financial environment could affect the Republic in 2009.

Form 18-K

Exhibit 99(D)

3.	Under “Other Economic Reforms” on page D-10, please clarify the meaning of the phrase “autonomous government agency under the supervision of the executive branch.”

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the revised disclosure concerning the creation of the Directorate General of Government Contracts under the heading “The Economy—Government Procurement” on pages 11-12 of Amendment No. 2 to the 18-K.

4.	In your discussion of Panama Canal tolls on page D-33, please discuss the requests by shipping companies for the Panama Canal Authority to cancel or defer 2009 rate increases because of the current global economic environment. Additionally, please discuss any recent decline in traffic caused by the global economic slowdown and the impact this decline may have on Panama’s economy.

With respect to the second sentence of the Staff’s comment, we refer the Staff to the second, third and fourth paragraphs under the heading “The Panama Canal” on page 13 of Amendment No. 1 to the 18-K (page 17 of Amendment No. 2 to the 18-K), which provide recent traffic and revenue figures for the Panama Canal.

In addition, the Republic has revised its disclosure in accordance with the Staff’s comment. Please see the updated fourth full paragraph under the heading “The Panama Canal” on page 17 of Amendment No. 2 to the 18-K, which discusses requests by shipping companies to the Panama Canal Authority regarding deferral of the 2009 rate increases.

U.S. Securities and Exchange Commission

March 10, 2009

5.	In your discussion of financing the expansion of the Panama Canal on page D-33, please discuss the recent transaction which secured $2.3 billion of the requisite $5 billion needed to finance the project. (See “ACP Obtains $2.3 billion for Canal Expansion” at http://www.panama-guide.com/article.php/20081211093723182/print.)

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see the new second paragraph under the heading “The Panama Canal” on pages 16-17 of Amendment No. 2 to the 18-K, which discusses the December 2008 transaction securing $2.3 billion in financing for the Panama Canal’s expansion project.

* * * * *

In addition, the Republic acknowledges that:

•	the Republic is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Republic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please do not hesitate to contact the undersigned at (202) 942-5575 or Carl Hurwitz at (202) 942-5269.

Sincerely,

/s/ Mark H. Stumpf

Mark H. Stumpf

Enclosures